Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

September 28, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, the board of directors of Grupo Financiero Galicia S.A. (the “Company”), in accordance with the authorizations and approvals provided pursuant to the Extraordinary Shareholders´ Meeting of the Company held on September 22, 2020, has authorized the Company to make available to its shareholders, from October 5, 2020, a cash dividend in the amount of Ps.1,700,000,000.

Please note that the requisite notice in respect of the cash payment to be made in respect of the abovementioned dividend will be timely furnished in accordance applicable regulations.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com